UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-39911

Patria Investments Limited

(Exact name of registrant as specified in its charter)

18 Forum Lane, 3rd floor,

Camana Bay, PO Box 757, KY1-9006

Grand Cayman, Cayman Islands

+1 345 640 4900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Patria Announces New Independent Member of its Board of Directors and Audit Committee

GRAND CAYMAN, Cayman Islands, January 20, 2022 — Patria Investments Limited (“Patria”) (NASDAQ: PAX), today announced that Mr. Glen George Wigney has been appointed as an independent director of the Board of Directors of Patria and as member of Patria’s Audit Committee and Mr. Otávio Castello Branco has resigned his position as a Patria Audit Committee member. With these changes, all three seats of Patria’s Audit Committee have been filled by independent directors.

Mr. Wigney is currently the managing director, governance services of Five Continents Partners Limited, which provides independent governance to the alternative investment industry, a position he has held since 2014.  He was formerly a senior member of Deloitte & Touche’s global financial services team and has 30 years of experience with the Canadian, Cayman Islands and U.S. member firms of Deloitte Touche Tohmatsu.  He led Deloitte’s Emerging Manager Program in the U.S. Midwest, serving as an audit leader in the investment management practice from 2008 to 2014.  Prior to relocating to Chicago in 2008, he was the partner-in-charge of the audit practice of Deloitte Cayman, serving as partner from 1989 to 2007.  During his 20 years in the Cayman Islands, he served on industry committees and Deloitte’s Global Financial Services Industry group.  He is the co-founder the Cayman Islands Chapter of Hedge Funds Care and served on the global board of directors for this charity. Mr. Wigney is an Illinois Certified Public Accountant, a member of the Chartered Professional Accountants of Ontario and is a graduate of Carleton University.  He is an SEC Financial Expert and a registered director under the Directors Registration and Licensing Law, 2014 of the Cayman Islands.

Forward-Looking Statements

This Report on Form 6-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2020, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this Report on Form 6-K, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Patria Investments Limited

By:	/s/ Marco Nicola D’Ippolito
	Name:	Marco Nicola D’Ippolito
	Title:	Chief Financial Officer

Date: January 20, 2022